                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                       (Amendment No. 8)
       ----------------------------------------------------

                  GLOBAL MOTORSPORT GROUP, INC.
       ----------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.001 per share
       ------------------------------------------------------
                  (Title of Class of Securities)

                           378937106
                    -------------------------
                         (CUSIP Number)

             Wolf, Block, Schorr and Solis-Cohen LLP
                     111 South 15th Street
                     Philadelphia, PA 19102
             Attention: Herbert Henryson II, Esquire
                         (215) 977-2556
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                       November 12, 1998
       ---------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

          Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended to add the following:

          On November 12, 1998, the Reporting Person issued a press release reporting that it had increased the per share price of its proposal to acquire substantially all of the outstanding shares of Global Motorsport to $20 in cash. The Reporting Person's press release is set forth as Exhibit 15 hereto and is hereby incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.
          ---------------------------------

          Item 7 is hereby amended to add the following:

          15. Press release issued by the Reporting Person on November 12, 1998.


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                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 1998


                                GOLDEN CYCLE, LLC


                                By: /s/ Roger Grass
                                    ---------------
                                    Roger Grass
                                    Vice President and Treasurer
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                         EXHIBIT INDEX
                         -------------

Exhibit No.             Description
-----------             -----------

     15                 Press release issued by the Reporting
                        Person on November 12,1998.

                                                       Exhibit 15
                                                       ----------
FOR IMMEDIATE RELEASE

                         For further information, call:
                          Alan Miller
                          Innisfree M&A Incorporated
                          (212) 750-5831

                   GOLDEN CYCLE INCREASES GLOBAL
               MOTORSPORT PROPOSAL TO $20 PER SHARE

       WYNNEWOOD, PA, November 12, 1998 -- Golden Cycle, LLC announced today that it has increased the per share price of its proposal to acquire substantially all of the outstanding shares of Global Motorsport Group, Inc. (NASDAQ: CSTM) to $20 in cash.

       Golden Cycle will solicit consents from stockholders to replace Global's Board of Directors with nominees committed to facilitate an acquisition of the company by Golden Cycle. The proposal is not subject to any financing conditions. Golden Cycle said it has received supplemental commitments from Alex and Roger Grass to provide the additional financing required to complete the transaction. Roger Grass, Vice President of Golden Cycle, said "We do not understand why Global's management does not meet with us to seek the best possible transaction for their shareholders. Without offering us the same confidential information as other bidders, Global's Board has approved a conditional offer from Stonington Partners and agreed to pay Stonington $4 million if shareholders accept our proposal. If Global's Board were truly interested in satisfying their duty to maximize value for shareholders, it is clear they would accept our proposal which provides more value to shareholders than the conditional Stonington offer." Golden Cycle also said it will move in the Delaware Chancery Court to enjoin payment of the $4 million bust-up fee which Global has agreed to pay to Stonington Partners.

       Golden Cycle has retained Jefferies & Company, Inc. ("Jefferies & Company") to act as its financial advisor in connection with Golden Cycle's Consent Solicitation, for which Jefferies & Company will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Golden Cycle has agreed to indemnify Jefferies & Company and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Jefferies & Company does not admit that it or any of its shareholders, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Jefferies & Company. Andrew Whittaker (an executive vice president) and Louis Fienberg (a senior vice president) of Jefferies & Company may assist Golden Cycle in the solicitation of consents of shareholders. Jefferies & Company engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Jefferies & Company may trade securities of Global for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Jefferies & Company has informed Golden Cycle that as of October 26, 1998, Jefferies & Company held no shares of Global Common Stock for its own account.